Exhibit 99.58

PRESS RELEASE

Wednesday, February 6, 2008

Inter-Citic Appoints Dr. Michael Doggett To Board

February 6, 2008, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce that geologist Dr. Michael Doggett has joined the Company’s Board of Directors effective immediately.

“Any exploration company would be fortunate to have such a well-recognised expert in mineral economics as Michael Doggett on its board,” said Inter-Citic’s Chairman Mark Frederick. “We are honoured that he has accepted our appointment and we look forward to working with him and benefit from his particular expertise as we continue with our efforts to maximize shareholder value arising from the Dachang gold discovery”.

Dr. Doggett is an independent mineral economics consultant working with a variety of large and small mining companies throughout the world. He currently serves on the boards of 3 publicly traded Canadian junior mining companies. In addition, he has taught professional development courses in project evaluation to more than 800 industry participants in more than a dozen countries over the past 15 years. He received his BSc in geology in 1983 followed by an MSc in 1987, and a PhD in 1994.

From 1997 to 2007, he served as Director of the Mineral Exploration Program in the Department of Geological Sciences and Geological Engineering at Queen’s University. He continues to guest lecture at universities in Canada and Australia and to teach professional development courses under their auspices.

Dr. Doggett is a member of the Committee for Earth Resources at the United States National Academy of Sciences and sits on the Board of Directors of the Prospectors and Developers Association of Canada (PDAC). His achievements in the field of mineral economics have been recognized by the Canadian Institute of Mining, Metallurgy and Petroleum who presented him with their Robert Elver Mineral Economics Award in 2002. The Society of Economic Geologists named Dr. Doggett as their International Exchange Lecturer for the year 2005.

Subject to regulatory approval, the board has approved the grant to Dr. Doggett 100,000 stock options at an exercise price of $1.95 with an expiry date of February 6, 2013, pursuant to the terms of Inter-Citic’s Stock Option Plan.

The Company also announces the resignation of Abe Schwartz from Inter-Citic’s Board, effective January 31, 2008, and thanks him for his many contributions and efforts on behalf of the Company.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com